No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) and its consolidated subsidiaries have been conducting market-based measures in relation to airbag inflators, such as product recalls and a Safety Improvement Campaign. Due to factors arising since May 2015 such as an expansion of the scope of these market-based measures based on an agreement between our supplier and the U.S. National Highway Traffic Safety Administration, a change has arisen in the estimate relating to product warranty expenses. The amount of product warranty expenses now expected to be incurred is 44,800 million yen.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 12, 2015

[Translation]

June 12, 2015

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice of Events after the Reporting Period

Regarding Product Warranty Expenses

Honda Motor Co., Ltd. (the “Company”) and its consolidated subsidiaries have been conducting market-based measures in relation to airbag inflators, such as product recalls and a Safety Improvement Campaign. Due to factors arising since May 2015 such as an expansion of the scope of these market-based measures based on an agreement between our supplier and the U.S. National Highway Traffic Safety Administration, a change has arisen in the estimate relating to product warranty expenses. The amount of product warranty expenses now expected to be incurred is 44,800 million yen.

Because these expenses arose subsequent to the date of the accounting audit firm’s audit report (May 8, 2015) for the audit required under the Company Law, the event does not constitute an “adjusting event after the reporting period” that would require adjustment of the consolidated or unconsolidated financial accounts, so the event will not be reflected in the consolidated and unconsolidated financial accounts for the fiscal year ended March 31, 2015.

Regarding the consolidated financial statements (based on IFRS) for the fiscal year ended March 31, 2015 to be included in the annual securities report required under the Financial Instruments and Financial Exchange Law (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission) that are scheduled to be submitted in late June 2015, because the event occurred before the date on which the financial statements were authorized for issue, the event will be reflected as an adjusting event in such consolidated financial statements.

Further, regarding the summary of consolidated financial results for the fiscal year ended March 31, 2015 (based on U.S. GAAP) announced on April 28, 2015, the event will be reflected as an adjusting event, and the adjusted summary consolidated financial results will be announced in late June 2015, on the same day as the submission of the annual securities report.

Please note that there will be no change to the planned year-end cash dividends (22 yen per share) for the fiscal year ended March 31, 2015. Also, there will be no change resulting from the above mentioned event to the consolidated financial forecasts (based on IFRS) or the unconsolidated financial forecasts for the fiscal year ending March 31, 2016, or the expected total cash dividends (88 yen per share) for the fiscal year ending March 31, 2016, which were announced on April 28, 2015.